MoneyLion Securities, LLC
(A Wholly Owned subsidiary of MoneyLion Inc.)
(SEC I.D. No. 8-70198)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a public document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70198

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MoneyLion Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 W21st, Floor 10
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Fishler	347-387-3135	gfishler@moneylion.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

801 Nicollet Mall, Suite 1200	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Gary Fishler, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MoneyLion Securities, LLC (the "Company") as of and for the year ended December 31, 2021 are true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____   3/29/22
Signature   Date

Chief Financial Officer, Financial Principal
Title

Subscribed and sworn to before me this
29th day of March 2022

Kairo Hernandez
Notary Public

KAIRO STEVEN HERNANDEZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HE6425878
Qualified in KINGS County
Commission Expires 11/29/2025



MoneyLion Securities, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Senior Management of MoneyLion Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MoneyLion Securities, LLC (the Company) as of December 31, 2021, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As described in Note 3, the accompanying financial statements include significant transactions with affiliates and portions of certain expenses represent allocations made from affiliates and may not necessarily be indicative of conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

RSM US LLP

We have served as the Company's auditor since 2022.

Minneapolis, Minnesota
March 29, 2022

MoneyLion Securities, LLC
Statement of Financial Condition as of December 31, 2021
<u>(USD)</u>

Assets

Cash	$	463,227
Receivables from Clearing Organization		250,000
Total Assets	$	713,227

Liabilities and Member's Equity

Liabilities

Accrued expenses and other liabilities	$	44,913
Payable to Clearing Organization		43,270
Payable to affiliate (Note 4)		37,573
Total Liabilities		125,756

Member's Equity

Total Member's Equity	587,471
Total Liabilities and Member's Equity	$ 713,227

The accompanying notes are an integral part of these financial statements

1. **Organization and Business Activities**

MoneyLion Securities, LLC (the "Company") was formed on July 11, 2018 as a Delaware Limited Liability Company, and is a subsidiary of MoneyLion Inc. (the "Parent") a Delaware corporation. The Parent operates a personal finance platform that provides a suite of mobile apps that help users simplify their personal financial management, providing a single place to track spending, savings, and credit. The Company is headquartered in New York, New York. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") since August 16, 2019. MoneyLion Securities, LLC will offer access to an online trading platform where members will be able to transact in securities such as ETFs and stocks.

2. **Summary of Significant Accounting Policies**

Basis of Presentation - The statement of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates- The preparation of the statement of the financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company's statement of financial condition. These estimates are based on management's best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions and judgments that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - Cash includes demand deposits held in banks which may, at times, exceed federal insurance limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company has no restrictions on cash deposits. At December 31, 2021 the Company had no cash equivalents.

Receivable from the Clearing Organization – Receivable from clearing organization represents a cash deposit with Apex clearing corporation.

Affiliate Transaction Balances and Settlement - The Company receives services from the Parent company for which the Company is charged on a monthly basis and settles periodically. Such services are formalized under a service level agreement which documents specific service requirements and pricing. As per the Expense sharing agreement, the Parent will pay the vendors on behalf of the company and pass the expense along on a monthly basis. Payables related to such pass-through expenses are disclosed in the statement of financial condition as Payable to an affiliate.

Income Taxes - The Company adopted ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying statement of operations. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement. The Company is subject to federal and state income tax examinations for taxable years 2018 – 2020.

3. **Related Party Transactions**

   Payable to Affiliate – According to the Expense Sharing Agreement, the Parent is providing payments to the Company's vendors on behalf of the Company. As of December 31, 2021, the Company had a payable of $37,573 related to such fees.

   During 2021, the Parent had a non-cash capital contribution to the Company in the amount of $1,045,474.

4. **Commitments and Contingencies**

   Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations or cash flows. As of December 31, 2021, there were no matters that the Company is aware of that would have a material impact on the statement of financial condition.

5. **Regulatory Requirements**

   The Company is an introducing broker-dealer and does not clear customer transactions, process any retail business or carry customer accounts, and the Company claims exemption from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. § 240. l5c3-3(k)(2)(ii).

   As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-l of the Securities Exchange Act of 1934 ("Rule 15c3-l"). The Company computes its net capital under Rule 15c3-l, which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6-2/3 % of aggregate indebtedness. At December 31, 2021, the Company's required minimum net capital was $8,384.

   As of December 31, 2021, the Company had net capital of $587,471, which exceeded the minimum requirements by $579,087.

6. **Risk & Uncertainties**

   During the 2020 and 2021 calendar years, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

   As of December 31, 2021, and at various other times during the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

   The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. The

Company does not believe it is exposed to any significant counterparty credit risk.

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activates may expose the Company to credit and market risks in the event the customer, counterparty, or Clearing Firms are unable to fulfill its contraction obligations. Such risks may be increased by volatile trading markets.

7.   **Subsequent Events**

The Company has reviewed events that have occurred after December 31, 2021 through the date the statement of financial condition was issued. The Company had no subsequent events requiring an adjustment or disclosure.